UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Wausau Paper Corp.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

943315101
(CUSIP Number)

STEPHEN RANERI
LIONEYE CAPITAL MANAGEMENT LLC
152 W. 57th Street, 10th Floor
New York, New York 10019
(212) 257-5690
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON LIONEYE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,420,308
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,420,308
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,420,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON LIONEYE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,559,592
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,559,592
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,559,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STEPHEN RANERI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,559,592
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,559,592
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,559,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON ARTHUR ROSEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,559,592
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,559,592
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,559,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, no par value per share (the “Shares”), of Wausau Paper Corp., a Wisconsin corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 100 Paper Place, Mosinee, Wisconsin 54455.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	LionEye Master Fund Ltd, a Cayman Islands exempted company (“LionEye Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	LionEye Capital Management LLC (“LionEye Capital Management”), as the investment manager of LionEye Master Fund and of certain managed accounts (the “LionEye Capital Management Accounts”);

(iii)	Stephen Raneri, as a managing member of LionEye Capital Management; and

(iv)	Arthur Rosen, as a managing member of LionEye Capital Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of LionEye Master Fund is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Caymana Bay Grand Cayman KY1-9007, Cayman Islands.  The address of the principal office of each of LionEye Capital Management and Messrs. Raneri and Rosen is 152 West 57th Street, 10th Floor, New York, NY 10019.  The officers and directors of LionEye Master Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of LionEye Master Fund is investing in securities.  The principal business of LionEye Capital Management is serving as the investment manager of LionEye Master Fund and the LionEye Capital Management Accounts. The principal occupation of each of Messrs. Raneri and Rosen is serving as a managing member of LionEye Capital Management.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 943315101

(f)           Messrs. Raneri and Rosen are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by LionEye Master Fund and held in the LionEye Capital Management Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted on Schedule B.  The aggregate purchase price of the 1,420,308 Shares beneficially owned by LionEye Master Fund is approximately $15,872,974, including brokerage commissions.  The aggregate purchase price of the 1,139,284 Shares held in the LionEye Capital Management Accounts is approximately $12,953,805, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have been encouraged by the Issuer’s responsiveness to shareholders and the steps the Issuer has taken towards improving its operating performance.  The Reporting Persons are hopeful that such recent efforts will lead to increased shareholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to its capitalization or operations or other means to enhancing shareholder value, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 49,770,739 Shares outstanding as of April 30, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2014.

CUSIP NO. 943315101

A.	LionEye Master Fund

(a)	As of the close of business on June 6, 2014, LionEye Master Fund beneficially owned 1,420,308 Shares.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 1,420,308
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,420,308
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LionEye Master Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	LionEye Capital Management

(a)
As of the close of business on June 6, 2014, 1,139,284 Shares were held in the LionEye Capital Management Accounts.  LionEye Capital Management, as the investment manager of LionEye Master Fund and the LionEye Capital Management Accounts, may be deemed the beneficial owner of the (i) 1,420,308 Shares owned by LionEye Master Fund and (ii) 1,139,284 Shares held in the LionEye Capital Management Accounts.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 2,559,592
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,559,592
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by LionEye Capital Management through the LionEye Capital Management Accounts and on behalf of LionEye Master Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.	Messrs. Raneri and Rosen

(a)
Each of Messrs. Raneri and Rosen, as a managing member of LionEye Capital Management, may be deemed the beneficial owner of the (i) 1,420,308 Shares owned by LionEye Master Fund and (ii) 1,139,284 Shares held in the LionEye Capital Management Accounts.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,559,592
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,559,592

(c)
None of Messrs. Raneri or Rosen has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of LionEye Master Fund and through the LionEye Capital Management Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 943315101

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 9, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among LionEye Master Fund Ltd, LionEye Capital Management LLC, Stephen Raneri and Arthur Rosen, dated June 9, 2014.

CUSIP NO. 943315101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 2014

LionEye Master Fund Ltd

By:	/s/ Stephen Raneri
	Name:	Stephen Raneri
	Title:	Director

LionEye Capital Management LLC

By:	/s/ Stephen Raneri
	Name:	Stephen Raneri
	Title:	Managing Member

/s/ Stephen Raneri
Stephen Raneri

/s/ Arthur Rosen
Arthur Rosen

CUSIP NO. 943315101

SCHEDULE A

Directors and Officers of LionEye Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jeremy Frommer Director	Investor	12 Engle Street 3rd Floor Englewood, NJ 07631	United States of America

Boris Onefator Director	Founder and CEO of Constellation Investment Consulting	305 Madison Avenue Suite 2036 New York, NY, 10165	United States of America

Stephen Raneri Director*

* Mr. Raneri is a Reporting Person and, as such, the information with respect to Mr. Raneri called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 943315101

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale
LIONEYE MASTER FUND LTD

(935)1	12.7300	04/01/2014
14,618	12.6245	04/03/2014
23,547	12.2309	04/04/2014
21,927	12.4099	04/04/2014
7,083	11.8333	04/07/2014
2,102	12.0000	04/07/2014
24,241	11.3525	04/10/2014
10,814	11.2793	04/11/2014
(31,830)	11.6950	04/29/2014
(19,463)	11.7600	05/01/2014
4,950	11.6089	05/01/2014
627	11.7000	05/02/2014
4,234	11.4307	05/05/2014
21,053	10.7664	05/09/2014
12,416	10.6392	05/13/2014
19,867	10.3137	05/14/2014
8,826	10.1151	05/15/2014
15,683	10.1000	05/16/2014
1,445	10.1139	05/20/2014

LIONEYE CAPITAL MANAGEMENT LLC
(Through the LionEye Capital Management Accounts)

9352	12.7300	04/01/2014
2,478	12.6245	04/03/2014
2,904	12.6245	04/03/2014
3,992	12.2309	04/04/2014
3,717	12.4099	04/04/2014
4,678	12.2309	04/04/2014
4,356	12.4099	04/04/2014
175	12.0000	04/07/2014
819	11.8333	04/07/2014

1 Represents an internal transfer of Shares from LionEye Master Fund to the LionEye Capital Management Accounts.
2 Represents an internal transfer of Shares to the LionEye Capital Management Accounts from LionEye Master Fund.

CUSIP NO. 943315101

411	12.0000	04/07/2014
389	11.8333	04/07/2014
612	12.0000	04/07/2014
4,046	11.3525	04/10/2014
4,771	11.3525	04/10/2014
5,074	11.3525	04/10/2014
1,800	11.2793	04/11/2014
2,118	11.2793	04/11/2014
2,253	11.2793	04/11/2014
(5,301)	11.6950	04/29/2014
(6,236)	11.6950	04/29/2014
(6,633)	11.6950	04/29/2014
77,600	11.7600	05/01/2014
1,210	11.6089	05/01/2014
(28,490)	11.7600	05/01/2014
890	11.6089	05/01/2014
(29,647)	11.7600	05/01/2014
950	11.6089	05/01/2014
143	11.7000	05/02/2014
112	11.7000	05/02/2014
118	11.7000	05/02/2014
963	11.4307	05/05/2014
751	11.4307	05/05/2014
802	11.4307	05/05/2014
4,786	10.7664	05/09/2014
3,734	10.7664	05/09/2014
3,982	10.7664	05/09/2014
3,080	10.6392	05/13/2014
2,057	10.6392	05/13/2014
2,447	10.6392	05/13/2014
4,520	10.3137	05/14/2014
3,521	10.3137	05/14/2014
3,759	10.3137	05/14/2014
2,008	10.1151	05/15/2014
1,565	10.1151	05/15/2014
1,671	10.1151	05/15/2014
3,569	10.1000	05/16/2014
2,780	10.1000	05/16/2014
2,968	10.1000	05/16/2014
329	10.1139	05/20/2014
256	10.1139	05/20/2014
273	10.1139	05/20/2014
3,300	10.1200	05/21/2014
4,659	10.3583	05/22/2014
9,144	10.4839	05/23/2014
1,419	10.7135	05/28/2014
75,000	10.7500	05/28/2014
100,000	10.5600	05/30/2014

CUSIP NO. 943315101

70,319	10.6010	05/30/2014
3,500	10.5080	06/02/2014
42,606	10.4754	06/03/2014
(5,015)	11.0042	06/05/2014
(3,976)	11.0042	06/05/2014
(5,409)	11.0042	06/05/2014